MECHEL REPORTS THE 9M 2017 FINANCIAL RESULTS

Consolidated revenue – 222.8 bln rubles (+13% compared to 9M2016)
EBITDA* - 59.1 bln rubles (+42% compared to 9M2016)
Net profit, attributable to equity shareholders of Mechel PAO – 11.1 bln rubles

Moscow, Russia – November 28, 2017 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 9M 2017.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The company’s financial results for 3Q2017 and 9M2017 were better than both 2Q2017 and 9M2017. The improvement was due to a favorable market situation as well as efforts made by the company to maintain its production volumes, optimize its products range, attract new customers and expand into new markets, increasing internal efficiency and cost control.

“Prices for our coal products remain comfortable both domestically and internationally. The steel product market, which was weak in the first half of this year, went back to normal by mid-year due to growing steel prices and stabilization of costs for raw materials for steelmaking.

“At the same time we worked on optimizing of our steel division’s product range and improving operational results of our mining division. The steel division continued to increase production and sales of high value-added products — structural shapes from Chelyabinsk Metallurgical Plant’s Universal rolling mill, products from special steels, and new types of products, including those oriented toward international markets.

“Using opportunities offered by favorable market conditions, we actively invested in large-scale repairs, modernization of our equipment and mining fleet. Capital investment in 9M2017 totaled 7.6 billion rubles (including leasing) that is 62% more year-on-year. These investments will enable us to reach our planned goals on production volumes and profit margin.”

Consolidated Results For The 9M 2017

Mln rubles	9M’ 17	9M’ 16		3Q’ 17	2Q’ 17
Revenue
from external customers	222,797	196,35	13%	73,413	71,97	2%
Operating profit	46,415	28,761	61%	15,738	12,588	25%
EBITDA	59,14	41,571	42%	18,913	17,421	9%
EBITDA, margin	27%	21%		26%	24%
Net profit (loss) attributable to equity shareholders of Mechel PAO	11,114	5,543	101%	6,12	-8,908

Mining Segment

Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark noted:

“The situation in the coal markets in 3Q2017 was more stable than in the first half of this year. Spot prices for hard coking coal in the global market grew, topping 200 US dollars per tonne by late August and staying at this level nearly until the end of the quarter. High demand from China, which was formed in the wake of high prices for finished products, as well as strikes, force majeure and production problems on some Australian mines, fueled these rates. Average spot prices for premium coking coal in 3Q2017 amounted to 189 dollars per tonne, practically unchanged since the high average price level of 2Q2017, caused by floods in Australia. In the beginning of 4Q2017, spot prices wavered around 180-190 dollars per tonne. A small shortage of premium coals as well as Asian customers’ desire to quickly secure coal contracts as shipments from Queensland ports continue to be delayed support these prices.

“Nevertheless, several factors such as shortage of rail cars and Port Posiet coal delivery limitations due to floods in the Far East led to a decrease in coal sales and accordingly a decrease in revenue quarter-on-quarter.

“By implementing measures aimed at restoring our mining volumes and coal sales, we paid great attention to preparing reserves for future mining, as well as repairs and modernization of equipment for open pits, mines and washing plants. These measures led to an increase in production costs, which brought down EBITDA quarter-on-quarter. At the same time, we expect that launching new machinery that already has partly arrived at the facilities, while the rest is due to arrive until the end of this year and in early 2018, together with additional volumes of stripping works completed, will enable us to demonstrate a stable coal production volumes recovery.”

Mln rubles	9M’ 17	9M’ 16		3Q’ 17	2Q’ 17
Revenue
from external customers	74,685	59,99	24%	23,166	23,531	-2%
Revenue inter-segment	32,974	22,481	47%	9,706	10,803	-10%
EBITDA	47,327	23,979	97%	12,764	14,607	-13%
EBITDA, margin	44%	29%		39%	43%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“The division’s results in 3Q2017 were better than in 2Q2017, as expected. The primary cause was the improvement of prices and a decrease in costs for incoming raw materials. This more than doubled our EBITDA quarter-on-quarter even as revenue remained practically at the same level. The decrease in EBITDA over 9M2017 by a quarter year-on-year was also due to cost dynamics — prices for metallurgical raw materials in this accounting period were markedly higher than last year.

“In 3Q2017 we continued to focus on increasing the high value-added products’ share in the division’s production and sales structure, as well as worked on further expanding the range of our high-margin products and their markets. The division’s facilities in this accounting period continued to master new types of products. Chelyabinsk Metallurgical Plant expanded its product range for the European market — certificates of compliance were awarded to two new types of H-beams and two new rail profiles produced at the Universal rolling mill. The welded beam workshop was also launched, which will enable the plant to expand its construction product range. In October and November, we shipped our rails to Belarus and Kazakhstan. Apart from that, Chelyabinsk Metallurgical Plant passed compliance audit for production of reinforcement steel for the European market.

“In 3Q2017 we conducted a series of large-scale repairs. At Chelyabinsk Metallurgical Plant, one of its major facilities, blast furnace #1, has undergone planned general overhaul. At Izhstal, a general overhaul was made at the smelting complex producing continuously cast billets from specialty steels.”

Mln rubles	9M’ 17	9M’ 16		3Q’ 17	2Q’ 17
Revenue from external customers	129,377	118,9	9%	44,422	42,926	3%
Revenue inter-segment	5,413	5,296	2%	1,673	1,776	-6%
EBITDA	12,175	15,845	-23%	6,101	2,518	142%
EBITDA, margin	9%	13%		13%	6%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“The increase in the division’s revenue year-on-year was due to an increase in sales, including that of electricity generated by Southern Kuzbass Power Plant due to major repairs having been conducted in 2016, and an increase in electricity supply prices. At the same time, negative dynamics of profit and profit margin results was due to costs growth outstripping the growth of electricity tariffs, as well as an increase in costs of power transmission.”

Mln rubles	9M’ 17	9M’ 16		3Q’ 17	2Q’ 17
Revenue from external customers	18,735	17,46	7%	5,825	5,514	6%
Revenue inter-segment	11,911	11,423	4%	3,438	3,835	-10%
EBITDA	989	2 102	-53%	23	261	-91%
EBITDA, margin	3%	7%		0%	3%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (3:00 p.m. London time, 10 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel PAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

* EBITDA — Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Attachments to the 9M 2017 Financial results Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents net profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and depletion, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and finance lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivable, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on write-off of accounts payable with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest expenses, depreciation and depletion and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net profit (loss) represents net profit (loss) attributable to equity shareholders of Mechel PAO before Impairment of goodwill and other non-current assets, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Effect on loss attributable to non-controlling interests, Foreign exchange (gain) loss, net, Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on write-off of accounts payable with expired legal term and Other one-off items. Our adjusted net profit (loss) may not be similar to adjusted net profit (loss) measures of other companies. Adjusted net profit (loss) is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted net profit (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of goodwill and other non-current assets is considered operating expenses under IFRS, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net profit (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts**+ and trade working capital are presented below:

Mln rubles	30.09.2017	31.12.2016
Interest-bearing loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	381,994	395,571
Interest payable	18,949	16,916
Non-current interest-bearing loans and borrowings	16,961	11,644
Other non-current financial liabilities	39,280	36,197
Other current financial liabilities	620	—
less Cash and cash equivalents	(2,239)	(1,689)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	455,565	458,639

Finance lease liabilities, current portion	7,756	10,175
Finance lease liabilities, non-current portion	512	421
Net debt, excluding fines and penalties on overdue amounts	463,833	469,235

Mln rubles	30.09.2017	31.12.2016

Trade and other receivables	19,385	19,054
Inventories	36,547	35,227
Other current assets	8,202	6,942
Income tax receivables	510	686
Trade current assets	64,644	61,909

Trade and other payables	34,756	40,985
Advances received	3,473	3,815
Provisions and other current liabilities	2,792	3,515
Tax and similar charges payable other than income tax	8,578	9,195
Income tax payable	4,177	2,552
Trade current liabilities	53,776	60,062

Trade working capital	10,868	1,847

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) as follows:

} Consolidated Results			Mining Segment ***			Steel Segment***		Power Segment***
Mln rubles	9m 2017	9m 2016	9m 2017	9m 2016	9m 2017	9m 2016	9m 2017	9m 2016
Net profit (loss) attributable to equity shareholders of Mechel PAO	11,114	5,543	16,873	(2,439)	(3,825)	8,051	(582)	284

Add:
Depreciation and depletion	11,041	10,022	6,262	5,813	4,446	3,947	333	262

Foreign exchange (gain) loss, net	(3,601)	(19,738)	(3,664)	(11,719)	64	(7,950)	(1)	(69)

Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	36,273	43,247	26,452	32,134	10,683	13,212	664	794

Finance income	(493)	(3,963)	(1,403)	(3,959)	(572)	(2,856)	(44)	(41)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivables, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	799	1,818	508	830	(15)	389	307	599

Loss (profit) after tax from discontinued operations, net	—	343	—	(84)	—	407	—	20

Net result on the disposal of subsidiaries	(474)	(191)	(474)	—	—	(191)	—	—

Profit (loss) attributable to non-controlling interests	848	1,153	386	298	381	735	80	122

Income tax expense (benefit)	2,806	2,427	1,889	2,698	831	(364)	85	93

Pension service cost and actuarial loss, other related expenses	96	124	76	91	17	31	3	2

Other fines and penalties	892	847	476	319	269	492	147	36

Gain on write-off of accounts payable with expired legal term	(161)	(61)	(54)	(3)	(104)	(58)	(3)	—

Other one-off items	—	—	—	—	—	—	—	—

EBITDA	59,140	41,571	47,327	23,979	12,175	15,845	989	2,102

EBITDA, margin	27%	21%	44%	29%	9%	13%	3%	7%
Mln rubles	9m 2017	9m 2016	9m 2017	9m 2016	9m 2017	9m 2016	9m 2017	9m 2016

Net profit (loss) attributable to equity shareholders of Mechel PAO	11,114	5,543	16,873	(2,439)	(3,825)	8,051	(582)	284

Add:
Impairment of goodwill and other non-current assets	—	374	—	374	—	—	—	—

Loss (profit) after tax from discontinued operations, net	—	343	—	(84)	—	407	—	20

Net result on the disposal of subsidiaries	(474)	(191)	(474)	—	—	(191)	—	—

Effect on loss attributable to non-controlling interests	—	(61)	—	—	—	(61)	—	—

Foreign exchange (gain) loss, net	(3,601)	(19,738)	(3,664)	(11,719)	64	(7,950)	(1)	(69)

Pension service cost and actuarial loss, other related expenses	96	124	76	91	17	31	3	2

Other fines and penalties	892	847	476	319	269	492	147	36

Gain on write-off of accounts payable with expired legal term	(161)	(61)	(54)	(3)	(104)	(58)	(3)	—

Other one-off items	—	—	—	—	—	—	—	—

Adjusted net profit (loss), net of income tax	7,866	(12,820)	13,233	(13,461)	(3,579)	721	(436)	273

Operating profit	46,415	28,761	40,075	16,913	7,491	10,996	201	1,207

Add:
Impairment of goodwill and other non-current assets	—	374	—	374	—	—	—	—

Write-off of property, plant and equipment	152	303	101	293	20	10	31	—

Pension service cost and actuarial loss, other related expenses	96	124	76	91	17	31	3	2

Other fines and penalties	892	847	476	319	269	492	147	36

Other one-off items	—	—	—	—	—	—	—	—

Adjusted operating profit	47,555	30,409	40,728	17,990	7,797	11,529	382	1,245

*** including inter-segment operations
	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	3q 2017	2q 2017	3q 2017	2q 2017	3q 2017	2q 2017	3q 2017	2q 2017

Net profit (loss) attributable to equity shareholders of Mechel PAO	6,120	(8,908)	6,175	(2,163)	487	(6,530)	(569)	(250)

Add:
Depreciation and depletion	3,813	3,811	2,185	2,149	1,528	1,540	101	122

Foreign exchange (gain) loss, net	(1,797)	7,876	(2,168)	4,106	372	3,756	(1)	14

Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments	12,177	11,704	8,728	8,664	3,709	3,348	216	217

Finance income	(51)	(315)	(361)	(554)	(150)	(267)	(12)	(19)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivables, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	(454)	675	11	322	(523)	210	58	143

Net result on the disposal of subsidiaries	(478)	4	(478)	4	—	—	—	—

Profit (loss) attributable to non-controlling interests	160	132	(207)	202	269	(51)	96	(19)

Income tax (benefit) expense	(821)	2,088	(1,234)	1,689	357	406	55	(7)

Pension service cost and actuarial loss, other related expenses	32	32	25	25	6	6	1	1

Other fines and penalties	293	373	104	199	110	113	79	61

Gain on write-off of accounts payable with expired legal term	(81)	(51)	(17)	(37)	(64)	(13)	(1)	(1)

Other one-off items	—	—	—	—	—	—	—	—

EBITDA	18,913	17,421	12,764	14,607	6,101	2,518	23	261

EBITDA, margin	26%	24%	39%	43%	13%	6%	0%	3%
Mln rubles	3q 2017	2q 2017	3q 2017	2q 2017	3q 2017	2q 2017	3q 2017	2q 2017

Net profit (loss) attributable to equity shareholders of Mechel PAO	6,120	(8,908)	6,175	(2,163)	487	(6,530)	(569)	(250)

Add:
Impairment of goodwill and other non-current assets	—	—	—	—	—	—	—	—

Net result on the disposal of subsidiaries	(478)	4	(478)	4	—	—	—	—

Effect on loss attributable to non-controlling interests	—	—	—	—	—	—	—	—

Foreign exchange (gain) loss, net	(1,797)	7,876	(2,168)	4,106	372	3,756	(1)	14

Pension service cost and actuarial loss, other related expenses	32	32	25	25	6	6	1	1

Other fines and penalties	293	373	104	199	110	113	79	61

Gain on write-off of accounts payable with expired legal term	(81)	(51)	(17)	(37)	(64)	(13)	(1)	(1)

Other one-off items	—	—	—	—	—	—	—	—

Adjusted net profit (loss), net of income tax	4,089	(674)	3,641	2,134	911	(2,668)	(491)	(175)

Operating profit (loss)	15,738	12,588	10,874	11,945	5,041	683	(203)	(73)

Add:
Impairment of goodwill and other non-current assets	—	—	—	—	—	—	—	—

Write-off of property, plant and equipment	4	77	4	27	—	49	—	1

Pension service cost and actuarial loss, other related expenses	32	32	25	25	6	6	1	1

Other fines and penalties	293	373	104	199	110	113	79	61

Other one-off items	—	—	—	—	—	—	—	—

Adjusted operating profit (loss)	16,067	13,070	11,007	12,196	5,157	851	(123)	(10)

*** including inter-segment operations

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS)
AND OTHER COMPREHENSIVE INCOME (LOSS)
(All amounts are in millions of Russian rubles)	9 months ended September 30,
	2017*		2016*
	(unaudited)		(unaudited)
Continuing operations
Revenue		222,797	196,350
Cost of sales		(121,009)	(108,274)

Gross profit		101,788	88,076

Selling and distribution expenses		(40,858)	(41,237)
Write-off of property, plant and equipment		(152)	(303)
Impairment of goodwill and other non-current assets		—	(374)
Provision for doubtful accounts		(316)	(740)
Taxes other than income tax		(3,671)	(4,197)
Administrative and other operating expenses		(11,190)	(12,975)
Other operating income		814	511
Total selling, distribution and operating income and (expenses), net		(55,373)	(59,315)

Operating profit		46,415	28,761

Finance income		493	3,963
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments of RUB 785 million, RUB 5,254 million for the 9 months ended September 30,
2017 and 2016, respectively		(36,273)	(43,247)
Foreign exchange gain (loss), net		3,601	19,738
Share of profit of associates, net of provision		14	22
Other income		648	379
Other expenses		(130)	(150)

Total other income and (expense), net		(31,647)	(19,295)

Profit before tax from continuing operations		14,768	9,466
Income tax expense		(2,806)	(2,427)

Profit for the period from continuing operations		11,962	7,039
Discontinued operations
Loss after tax for the period from discontinued operations, net		-	(343)
Profit for the period		11,962	6,696

Attributable to:
Equity shareholders of Mechel PAO		11,114	5,543
Non-controlling interests		848	1,153
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net
of tax:		179	1,244
Exchange differences on translation of foreign operations		179	1,244
Other comprehensive income for the period, net of tax		179	1,244

Total comprehensive income for the period, net of tax		12,141	7,940

Attributable to:
Equity shareholders of Mechel PAO		11,293	6,787
Non-controlling interests		848	1,153
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are in millions of Russian rubles)
September 30, 2017 *		December 31, 2016
(unaudited)

Assets
Current assets
Cash and cash equivalents	2,239		1,689
Trade and other receivables	19,385		19,054
Inventories	36,547		35,227
Income tax receivables	510		686
Other current financial assets	37		167
Other current assets	8,202		6,942
Total current assets	66,920		63,765

Non-current assets
Property, plant and equipment	200,697		204,353
Mineral licenses	34,788		36,099
Non-current financial assets	227		235
Investments in associates	277		265
Deferred tax assets	250		1,502
Goodwill	18,336		18,355
Other non-current assets	788		891
Total non-current assets	255,363		261,700

Total assets	322,283		325,465

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 40,410 million and RUB 38,594 million as of September 30, 2017 and December 31, 2016, respectively	422,404		434,165
Trade and other payables	34,756		40,985
Advances received	3,473		3,815
Provisions	2,711		3,496
Pension obligations	990		944
Finance lease liabilities	7,756		10,175
Income tax payable	4,177		2,552
Taxes and similar charges payable other than income tax	8,578		9,195
Other current financial liabilities	620		—
Other current liabilities	81		19
Total current liabilities	485,546		505,346

Non-current liabilities
Interest-bearing loans and borrowings	16,961		11,644
Provisions	3,962		3,420
Pension obligations	3,625		3,501
Finance lease liabilities	512		421
Deferred tax liabilities	13,465		16,282
Other non-current liabilities	143		159
Other non-current financial liabilities	39,731		36,740
Income tax payable	—		540
Total non-current liabilities	78,399		72,707

Total liabilities	563,945		578,053

Equity
Common shares	4,163		4,163
Preferred shares	833		833
Additional paid-in capital	27,960		28,326
Accumulated other comprehensive income	1,030		848
Accumulated deficit	(284,186)		(294,444)
Equity attributable to equity shareholders of Mechel PAO	(250,200)		(260,274)
Non-controlling interests	8,538		7,686
Total equity	(241,662)		(252,588)

Total equity and liabilities	322,283		325,465

**+ Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are in millions of Russian rubles)	9 months ended September 30,
	2017*	2016*
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	11,962	6,696
Less loss after tax for the period from discontinued operations, net	—	(343)
Profit for the period from continuing operations	11,962	7,039
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation	9,743	8,607
Depletion and amortization	1,298	1,415
Foreign exchange (gain) loss, net	(3,601)	(19,738)
Deferred tax (income) expense	(1,562)	2,632
Provision for doubtful accounts	316	740
Write-off of accounts receivable	48	80
Write-off of inventories to net realisable value	292	292
Revision in estimated cash flows from rehabilitation provision	(59)	(44)
Write-off of property, plant and equipment	152	303
Impairment of goodwill and other non-current assets	—	374
(Gain) loss on disposal of non-current assets	(9)	29
Loss (gain) on sale of investments	4	(130)
Gain on write-off of accounts payable with expired legal term	(161)	(61)
Pension service cost and actuarial loss, other related expenses	96	124
Finance income	(493)	(3,963)
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	36,273	43,247
Gain on royalty and other proceeds associated with disposal of Bluestone	(481)	(84)
Other	213	243
Changes in working capital items:
Trade and other receivables	(708)	(3,633)
Inventories	(2,448)	(430)
Trade and other payables	(3,680)	(3,419)
Advances received	(318)	(51)
Taxes payable and other liabilities	3,156	644
Other current assets	(1,369)	349
Income tax paid	(3,202)	(1,364)
Net operating cash flows from discontinued operations	—	(436)

Net cash provided by operating activities	45,462	32,765

Cash flows from investing activities
Loans issued and other investments	(5)	(11)
Interest received	129	25
Proceeds from disposal of subsidiaries	82	145
Royalty and other proceeds associated with disposal of Bluestone	481	84
Purchases of avaliable for sale securities	—	(4)
Proceeds from loans issued and other investments	144	31
Proceeds from disposals of property, plant and equipment	275	156
Purchases of property, plant and equipment	(4,250)	(2,398)
Interest paid, capitalized	(411)	(459)
Net cash used in investing activities	(3,555)	(2,431)

Cash flows from financing activities
Proceeds from loans and borrowings	16,809	4,133
Repayment of loans and borrowings	(28,366)	(37,922)
Dividends paid to shareholders of Mechel PAO	(856)	(5)
Dividends paid to non-controlling interests	(118)	(2)
Interest paid, including fines and penalties	(24,640)	(25,756)
Proceeds from sales of 49% stakes in Elga coal complex, with put-option granted	—	34,300
Repayment of obligations under finance lease	(2,712)	(1,868)
Deferred payments for acquisition of assets	(272)	—
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(2,430)	(3,636)
Net cash used in financing activities	(42,585)	(30,756)

Effect of exchange rate changes on cash and cash equivalents	(415)	(122)
Net decrease in cash and cash equivalents	(1,093)	(544)

Cash and cash equivalents at beginning of period	1,689	3,079
Cash and cash equivalents net of overdrafts at beginning of period	1,453	891

Cash and cash equivalents at end of period	2,239	2,350
Cash and cash equivalents net of overdrafts at end of period	360	347

*These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.
There were certain reclassifications to conform with the current period presentation.